UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Akcea Therapeutics, Inc.

(Name of the Issuer)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Brett Monia

President

Akcea Therapeutics, Inc.

c/o Ionis Pharmaceuticals, Inc.

2855 Gazelle Court

Carlsbad, CA 92010

(760) 931-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$535,900,072	$69,559.83

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 24,665,090 outstanding shares, which is the difference between 101,759,772, the number of shares of common stock of Akcea Therapeutics, Inc., par value $0.001 per share (“Shares”), outstanding as of September 8, 2020, and 77,094,682, the number of Shares beneficially owned by Ionis Pharmaceuticals, Inc. or its affiliates, multiplied by $18.15, (ii) 5,881,651 Shares issuable pursuant to outstanding options with an exercise price less than the price of $18.15 per share, multiplied by $4.52 (which is the price of $18.15 minus the weighted average exercise price for such options of $13.63 per share), (iii) 1,521,514 Shares subject to issuance pursuant to outstanding Akcea restricted stock units multiplied by $18.15 and (iv) 1,874,829 Shares reserved for issuance pursuant to Akcea’s employee stock purchase plan multiplied by the offer price of $18.15. The calculation of the filing fee is based on information provided by Akcea as of September 8, 2020.

The foregoing figures are as of September 8, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction value by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $69,559.83	Filing Party: Ionis Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 14, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) initially filed on September 15, 2020 with the Securities and Exchange Commission (the “SEC”) by Akcea Therapeutics, Inc., a Delaware corporation (“Akcea” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the cash tender offer by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Akcea at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Ionis and Purchaser. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Ionis on September 14, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 14, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent provided in this Amendment. All information contained in this Schedule 13E-3 concerning the Company, Ionis and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase.

Item 15. Additional Information

Item 15 of the Statement is hereby amended and supplemented to include the following:

“At one minute after 11:59 p.m., Eastern Time, on October 9, 2020, the Offer expired. American Stock Transfer & Trust Company, LLC, in its capacity as depository for the Offer (the “Depository”), advised that, as of the expiration of the Offer, a total of 21,201,937 Shares (excluding (i) Shares beneficially owned and tendered by Excluded Holders (as defined in the Schedule 14D-9) and (ii) Shares with respect to which Notices of Guaranteed Delivery were delivered) were tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.5% of the Shares outstanding as of the expiration of the Offer, excluding the Shares beneficially owned by the Excluded Holders. In addition, the Depository advised that Notices of Guaranteed Delivery have been delivered with respect to 919,068 additional Shares, representing approximately 3.7% of the Shares outstanding as of the expiration of the Offer, excluding the Shares beneficially owned by the Excluded Holders.

As of the expiration of the Offer, the number of Shares tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, each issued and outstanding Share (other than Shares held by the Company, Ionis, Purchaser, any wholly owned subsidiary of Ionis or Purchaser, or by stockholders of the Company who have perfected their statutory rights of appraisal under the DGCL) was converted into the right to receive $18.15 in cash, without any interest thereon and subject to any withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Ionis intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 12, 2020, Ionis issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(2)(F) hereto and is incorporated herein by reference.”

Item 16. Exhibits.

Item 16 is hereby amended and supplemented as follows:

The following Exhibits are hereby added:

Exhibit No.	Description
(a)(1)(L)	Tender Offer Statement (Amendment No. 5) on Schedule TO (incorporated by reference to the Schedule TO filed by Ionis and Purchaser on September 14, 2020)

(a)(2)(E)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 14, 2020)

(a)(2)(F)	Press Release, dated October 12, 2020 (incorporated by reference to Exhibit 99.1 to Ionis’s Current Report on Form 8-K filed on October 13, 2020)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ Elizabeth L. Hougen
		Name:	Elizabeth L. Hougen
		Title:	Treasurer and Director